Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	September 30, 2016	September 30, 2017
IFRS
Fixed Charges:
Interest capitalized in fixed assets	2,937,578	2,552,978
Interest expense	78,980,462	87,676,245
Amortization premiums related to indebtedness	(876,030)	(2,160,423)
Estimate of the interest within rental expense	664,414	1,352,043

Total Fixed Charges	81,706,424	89,420,842

Net (loss) income	(263,802,006)	18,908,022
Income Tax and Others	10,632,542	4,940,190
Profit sharing in subsidiaries and affiliates (income from equity investees)	(733,558)	(112,068)

Pretax income from continuing operations before income from equity investees	(253,903,022)	23,736,144
Fixed Charges:	81,706,424	89,420,842
Amortization of interest capitalized	117,503	102,119
Distributed income of investment shares	128,051	171,451
Interest capitalized in fixed assets	(2,937,578)	(2,552,978)

Earnings	(174,888,622)	110,877,579

Amount by which fixed charges exceed earnings	256,595,046	—
Ratio of earnings to fixed charges	—	1.24